Allen & Overy LLP
1221 Avenue of the Americas
Christina Chalk	New York NY 10020
Senior Special Counsel
Office of Mergers and Acquisitions	Tel	212 610 6300
United States Securities and Exchange Commission	Fax	212 610 6399
100 F Street, N.E.
Washington, D.C. 20549

Our ref 0095504-0000002 NY:14622647.2

New York, July 24 , 2012

Elster Group SE

Schedule 14D-9 filed July 9, 2012

Schedule 14D-9/A filed July 10, 2012

Schedule 14D-9/A filed July 16, 2012

SEC File No. 5-86098

Dear Ms. Chalk:

On behalf of Elster Group SE ("Elster"), we hereby submit responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated July 17, 2012 regarding the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9, as amended through July 16, 2012 (the "Schedule 14D-9"). Capitalized terms used but not defined herein have the meanings ascribed in the Schedule 14D-9.

For convenience, we have set forth below the Staff's comments followed by Elster's responses.

1.	It may be helpful to include a general description of the role, make-up and responsibilities of the Administrative Board, with a view to explaining how it differs from other governing bodies of Elster and why it is designated to make the required recommendation to Elster security holders in connection with this Offer.

Response:

Elster, as a German one-tier Societas Europaea (SE), is governed under a one-tier governance system, comprising solely an administrative board (Verwaltungsrat), which manages the company, establishes the general principles for its activities and supervises their implementation.

Like corporations incorporated in Delaware and other states, Elster must appoint at least one officer to conduct the daily operations of Elster and represent Elster in dealings with third parties. Under rules governing SEs, those statutorily required officers are referred to as Managing Directors (geschäftsführende Direktoren). The Administrative Board supervises the Managing Directors, who report to the Administrative Board with respect to aspects of the Company's operations.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

As a result, the Administrative Board, in a manner similar to boards of Delaware corporations, is the appropriate governing body designated to make the required recommendation to Elster security holders.

Because a description of the above has been disclosed in Item 1. Subject Company Information—Corporate Governance in the Schedule 14D-9, under the heading "Corporate Governance", we believe that the existing disclosure is sufficient.

2.	Revise to clarify that the Administrative Board is making the recommendation on behalf of the filing person, Elster Group SE, as required by Item 4 of Schedule 14D-9 and Item 1012 of Regulation M-A.

Response:

We will amend Item 4. The Solicitation or Recommendation to add the following: "The Administrative Board is making its recommendation on behalf of Elster."

3.	Explain why Elster Group obtained three opinions from three different financial advisors in connection with the Offer. Is this customary or required under German law or practice? If not, why was it necessary here?

Response:

There is no legal requirement for the Administrative Board to obtain opinions from financial advisors. The requirement under applicable law is for the Administrative Board to make decisions in a careful, thorough and informed manner after appropriate deliberation. In carrying out its duties, the Administrative Board elected to seek advice from legal and financial advisors. Elster engaged Deutsche Bank and Rothschild to provide Elster with financial advice as well as to render fairness opinions to the Administrative Board. Because a substantial portion of the fee arrangement with Deutsche Bank and Rothschild was success-based , Houlihan Lokey was separately engaged to provide the independent members of the Administrative Board with a fairness opinion pursuant to a fee arrangement that did not include any amounts contingent on the success of the transaction.

Please contact me at (212) 610-6300 should you require further information or have any questions.

Sincerely,

/s/ A. Peter Harwich
A. Peter Harwich

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